                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              --------------------

                             STV GROUP, INCORPORATED
                              (Name of the Issuer)

                             STV GROUP, INCORPORATED
          THE EMPLOYEE STOCK OWNERSHIP PLAN OF STV GROUP, INCORPORATED
                       (Names of Persons Filing Statement)

                              --------------------

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    784847105
                      (CUSIP Number of Class of Securities)

   Richard J. McMahon, Esquire                  Charles R. Smith, Esquire
 Blank Rome Comisky & McCauley LLP              Kirkpatrick & Lockhart LLP
         One Logan Square                         535 Smithfield Street
      Philadelphia, PA 19103                      Pittsburgh, PA 15222
          (215) 569-5500                            (412) 355-6500
      (Name, Address and Telephone Number of Persons Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):
         a. [X]   The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.
         b. [ ]   The filing of a registration statement under the Securities
                  Act of 1933.
         c. [ ]   A tender offer.
         d. [ ]   None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                                                   CALCULATION OF FILING FEE
=========================================================================================================================
                   Transaction Valuation*                                       Amount of Filing Fee
-------------------------------------------------------------------------------------------------------------------------
                       $22,586,640.63                                                 $4,517.33
=========================================================================================================================

--------------------
* For purposes of calculating fee only. The "Transaction Valuation" amount is based upon the purchase of 1,413,829 shares of common stock, $.01 par value ("Common Stock"), of STV Group, Incorporated at $11.25, the cash price per share of Common Stock to be paid in connection with the Rule 13e-3 transaction, and the net amount to be paid to stock option holders in connection with the Rule 13E-3 transaction. The filing fee equals one-fiftieth of one percent of the Transaction Value in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:
    Amount Previously Paid:
    Form or Registration No.:
    Filing Party:
    Date Filed:

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by STV Group, Incorporated, a Pennsylvania corporation (the "Company") and the employee stock ownership plan of the Company (the "ESOP") in connection with the proposed merger (the "Merger") of a Pennsylvania corporation ("Merger Subsidiary") to be formed and wholly-owned by the ESOP, with and into the Company pursuant to an Agreement and Plan of Merger, dated April 30, 2001 (the "Merger Agreement"), by and between the Company and the ESOP.

         The Merger Agreement provides for the Merger of Merger Subsidiary with and into the Company, with the Company being the surviving corporation (the "Surviving Corporation"). Upon the effectiveness of the Merger (the "Effective Time"), each share of common stock, $.01 par value per share, of the Company (the "Common Stock"), issued and outstanding immediately prior to the Effective Time (other than shares held by the ESOP, by the Company or any of its subsidiaries as treasury stock, and shares held by dissenting shareholders who have validly exercised and perfected their appraisal rights under Pennsylvania law) will be converted into the right to receive $11.25 in cash, without interest, (the "Merger Consideration"). Each share of common stock of Merger Subsidiary issued and outstanding immediately prior to the Effective Time will automatically be cancelled.

         This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "Commission") concurrently with a preliminary proxy statement filed by the Company (the "Proxy Statement") pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). The information contained in the Proxy Statement, including all exhibits thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the exhibits thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement. The item numbers and corresponding captions listed in this Schedule 13E-3 refer to the items required under Rule 13e-100; the subsections and corresponding captions listed under certain items refer to subsections of items under Regulation M-A to which the Schedule 13E-3 item refers. All references to rules and regulations herein pertain to rules and regulations promulgated under the Exchange Act.

         The filing of this Schedule 13E-3 shall not be construed as an admission by the ESOP that the Company is "controlled" by the ESOP or that the ESOP is an "affiliate" of the Company within the meaning of Rule 13e-3.

ITEM 1. SUMMARY TERM SHEET.

         The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MERGER" is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) NAME AND ADDRESS. The information contained in the section of the Proxy Statement entitled "SUMMARY - The Companies" is hereby incorporated herein by reference.

         (b) SECURITIES. The information contained in the section of the Proxy Statement entitled "INTRODUCTION" is hereby incorporated herein by reference.

         (c) TRADING MARKET AND PRICE. The information contained in the section of the Proxy Statement entitled "PRICE RANGE OF COMMON STOCK" is hereby incorporated herein by reference.

         (d) DIVIDENDS. The information contained in the section of the Proxy Statement entitled "DIVIDENDS" is hereby incorporated herein by reference.

         (e) PRIOR PUBLIC OFFERINGS. None.

         (f) PRIOR STOCK PURCHASES. The information contained in the section of the Proxy Statement entitled "COMMON STOCK PURCHASE INFORMATION" is hereby incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

         (a)-(c) NAME AND ADDRESS; BUSINESS AND BACKGROUND OF ENTITIES; BUSINESS AND BACKGROUND OF NATURAL PERSONS. This Statement is being filed by the Company and the ESOP. The Company is the issuer of the Common Stock which is the subject of the Rule 13e-3 transaction. The ESOP is the employee stock ownership plan of the Company. Under the rules governing "going private" transactions, the ESOP may be deemed to be an "affiliate" of the Company. The information contained in the sections of the Proxy Statement entitled "SUMMARY -- The Companies," "INFORMATION ABOUT THE ESOP" and "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" is hereby incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         (a)(1) TENDER OFFERS. Not applicable.

         (a)(2)(i) TRANSACTION DESCRIPTION. The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and "THE MERGER AGREEMENT" is hereby incorporated herein by reference.

         (a)(2)(ii) CONSIDERATION. The information contained in the section of the Proxy Statement entitled "THE MERGER AGREEMENT -- Effect on Capital Stock" is hereby incorporated herein by reference.

         (a)(2)(iii) REASONS FOR TRANSACTION. The information contained in the sections of the Proxy Statement entitled "THE MERGER -- Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" and "--Purpose and Structure of the Merger" is hereby incorporated herein by reference.

         (a)(2)(iv) VOTE REQUIRED FOR APPROVAL. The information contained in the section entitled "THE SPECIAL MEETING-- Voting Information" in the proxy statement is hereby incorporated herein by reference.

         (a)(2)(v) DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information contained in the sections of the Proxy Statement entitled "THE MERGER AGREEMENT -- Effect on Capital Stock," "THE MERGER -- Interests of Certain STV Directors, Officers and Shareholders in the Merger" and "--Effects of the Merger" is hereby incorporated herein by reference.

         (a)(2)(vi) ACCOUNTING TREATMENT. The information contained in the section of the Proxy Statement entitled "THE MERGER -- Accounting Treatment of the Merger" is hereby incorporated herein by reference.

         (a)(2)(vii) INCOME TAX CONSEQUENCES. The information contained in the section of the Proxy Statement entitled "THE MERGER -- Material Federal Income Tax Consequences to STV, the ESOP Participants and Public Shareholders" is hereby incorporated herein by reference.

         (c) DIFFERENT TERMS. The information contained in the sections of the Proxy Statement entitled "THE MERGER AGREEMENT - Effect on Capital Stock," "THE MERGER -- Interests of Certain STV Directors, Officers and Shareholders in the Merger" and "-- Effects of the Merger" is hereby incorporated herein by reference.

         (d) APPRAISAL RIGHTS. The information contained in the section of the Proxy Statement entitled "THE MERGER -- Dissenters' Rights of Appraisal" is hereby incorporated herein by reference.

         (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. No provisions have been made in connection with the Merger to grant unaffiliated security holders access to STV's corporate files or to obtain counsel or appraisal services at STV's expense.

         (f) ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) TRANSACTIONS. The information contained in the section of the Proxy Statement entitled "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" is hereby incorporated herein by reference.

         (b), (c) SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR CONTACTS. The information contained in the section of the Proxy Statement entitled "THE MERGER -- Discussions with Potential Acquirors" is hereby incorporated herein by reference.

         (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information contained in the section of the Proxy Statement entitled "THE MERGER -- Interests of Certain STV Directors, Officers and Shareholders in the Merger" is hereby incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) USE OF SECURITIES ACQUIRED. The information contained in the section of the Proxy Statement entitled "THE MERGER AGREEMENT -- Effect on Capital Stock" is hereby incorporated herein by reference.

         (c) PLANS. The information contained in the sections of the Proxy Statement entitled "THE MERGER -- Effects of the Merger," "-- Interests of Certain STV Directors, Officers and Shareholders in the Merger," "-- Financing for the Merger," "INFORMATION ABOUT MERGER SUBSIDIARY" and "DIVIDENDS" is hereby incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a), (c) PURPOSES; REASONS. The information contained in the sections of the Proxy Statement entitled "THE MERGER -- Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" and "-- Purpose and Structure of the Merger" is hereby incorporated herein by reference.

         (b) ALTERNATIVES. The information contained in the section of the Proxy Statement entitled "THE MERGER --Discussions with Potential Acquirors" is hereby incorporated herein by reference.

         (d) EFFECTS. The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "THE MERGER -- Purpose and Structure of the Merger," "-- Effects of the Merger," "-- Interests of Certain STV Directors, Officers and Shareholders in the Merger," "-- Accounting Treatment of the Merger," "-- Material Federal Income Tax Consequences to STV, the ESOP and Public Shareholders," "-- Dissenters' Rights of Appraisal," "THE MERGER AGREEMENT" and "FEES AND EXPENSES" is hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         (a), (b) FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY - Our Recommendations to Public Shareholders; Fairness of the Merger," "-- Fairness Opinion," "THE SPECIAL MEETING -- Voting Information," "THE MERGER -- Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" and "-- Opinion of Financial Advisor to the Special Committee," in Appendix B of the Proxy Statement (Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.), and in Exhibit 1 to the Letter to ESOP Participants from LaSalle Bank, N.A., Trustee of the ESOP, dated , 2001 (Opinion of Willamette Management Associates) is hereby incorporated herein by reference.

         (c) APPROVAL OF SECURITY HOLDERS. The information contained in the section of the Proxy Statement entitled "THE SPECIAL MEETING -- Voting Information" is hereby incorporated herein by reference.

         (d) UNAFFILIATED REPRESENTATIVE. The information contained in the sections of the Proxy Statement entitled "SUMMARY -- Our Recommendations to Public Shareholders; Fairness of the Merger," "-- Fairness Opinion," "THE MERGER -- Background of the Merger" and "-- Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" is hereby incorporated herein by reference.

         (e) APPROVAL OF DIRECTORS. The information contained in the sections of the Proxy Statement entitled "SUMMARY -- Our Recommendations to Public Shareholders; Fairness of the Merger," "THE MERGER -- Background of the Merger" and "-- Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" is hereby incorporated herein by reference.

         (f) OTHER OFFERS. The information contained in the section of the Proxy Statement entitled "THE MERGER - Discussions with Potential Acquirors" is hereby incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a)-(c) REPORT, OPINION OR APPRAISAL; PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL; AVAILABILITY OF DOCUMENTS. The information contained in the sections of the Proxy Statement entitled "SUMMARY - Fairness Opinion," "THE MERGER -- Background of the Merger," " -- Recommendations of the Special Committee and Board of Directors; Fairness of the Merger," " -- Opinion of Financial Advisor to the Special Committee" and "-- Opinion of Financial Advisor to Trustee of the ESOP," in Appendix B of the Proxy Statement (Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.), and in Exhibit 1 to the Letter to ESOP participants from LaSalle Bank N.A., Trustee of the ESOP, dated , 2001 (Opinion of Willamette Management Associates) is hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a), (b), (d) SOURCE OF FUNDS; CONDITIONS; BORROWED FUNDS. The information contained in the section of the Proxy Statement entitled "THE MERGER -- Financing for the Merger" is hereby incorporated herein by reference. The Company has no alternative financing arrangements or alternative financing plans if the primary financing is not available.

         (c) EXPENSES. The information contained in the section of the Proxy Statement entitled "FEES AND EXPENSES" is hereby incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) SECURITIES OWNERSHIP. The information contained in the section of the Proxy Statement entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

         (b) SECURITIES TRANSACTIONS. The information contained in the section of the Proxy Statement entitled "COMMON STOCK PURCHASE INFORMATION" is hereby incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY - Record Date, Voting Power," and "THE SPECIAL MEETING -- Voting Information" is hereby incorporated herein by reference.

         (e) RECOMMENDATIONS TO OTHERS. The information contained in the sections of the Proxy Statement entitled "SUMMARY - Our Recommendation to Public Shareholders; Fairness of the Merger" and "THE MERGER -- Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" is hereby incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         (a) FINANCIAL INFORMATION. The information contained in the sections of the Proxy Statement entitled "SELECTED CONSOLIDATED FINANCIAL DATA," and "FINANCIAL INFORMATION FOR SIX MONTHS ENDED MARCH 31, 2001" and the financial information contained in the Company's Annual Report on Form 10-K for fiscal year ended September 30, 2000, filed with the Commission on December 29, 2000, is hereby incorporated herein by reference.

         (b) PRO FORMA INFORMATION. The information contained in the section of the Proxy Statement entitled "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS" is hereby incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a), (b) SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS. The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "THE MERGER -- Background of the Merger," "THE SPECIAL MEETING --Solicitation; Revocation and Use of Proxies" and "FEES AND EXPENSES" is hereby incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         (b) OTHER MATERIAL INFORMATION. None.

ITEM 16. EXHIBITS.

         (a)(1) Preliminary Proxy Statement in connection with Special Meeting of Shareholders of STV Group, Incorporated to be held , 2001.

         (a)(2) Letter to ESOP Participants from LaSalle Bank, N.A., Trustee of the ESOP, dated , 2001 (the "ESOP Letter").

        *(a)(3) Informational booklet regarding the 13e-3 transaction that was distributed to employees of STV Group, Incorporated on May 3, 2001.

       **(a)(4) Letter announcing the 13e-3 transaction that was distributed to employees of STV Group, Incorporated on May 1, 2001.

         (b)      Fleet National Bank Commitment Letter dated April 27, 2001.

         (c)(1) Opinion of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. (incorporated herein by reference to Appendix B of the Proxy Statement).

         (c)(2) Presentation by Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. to the Special Committee and the Board of Directors of STV on April 30, 2001.

         (c)(3) Opinion of Willamette Management Associates (incorporated herein by reference to Exhibit 1 to the ESOP Letter).

         (d)(1) Agreement and Plan of Merger, dated April 30, 2001, by and between STV and the ESOP (incorporated herein by reference to Appendix A of the Proxy Statement).

         (f) Subchapter 15D of the Pennsylvania Business Corporation Law (incorporated herein by reference to Appendix C of the Proxy Statement).

         (g)      Not applicable.

         (h)      Not applicable.

----------------------------
* Incorporated by reference to the Schedule 14A Information Statement filed with the Commission on May 3, 2001 by STV Group, Incorporated.
** Incorporated by reference to the Schedule 14A Information Statement filed with the Commission on May 1, 2001 by STV Group, Incorporated.

                                   SIGNATURES

         After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                   STV GROUP, INCORPORATED


                                   By: /s/ Dominick M. Servedio
                                      --------------------------------------
                                      Dominick M. Servedio
                                      President and Chief Executive Officer


                                   LASALLE BANK, N.A., TRUSTEE OF THE
                                   EMPLOYEE STOCK OWNERSHIP PLAN OF STV
                                   GROUP, INCORPORATED


                                   By: /s/ E. Vaughn Gordy
                                      --------------------------------------
                                      E. Vaughn Gordy
                                      Senior Vice President





Dated:  May 16, 2001